FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement to acquire a stake in PCCW	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. (TELEFÓNICA) hereby reports the following

SIGNIFICANT EVENT

On November 12th, 2006, TELEFÓNICA reached an agreement to acquire through its wholly-owned subsidiary TELEFÓNICA INTERNACIONAL, S.A.U. or any of its affiliates, an 8% stake in PCCW Limited ("PCCW"), the Hong Kong telecommunications operator, from Fiorlatte Limited ("Fiorlatte"), a company 100% owned by Mr. Francis P.T. Leung. Mr. Francis P.T. Leung agreed on July 9th 2006 to acquire a 22.65% stake in PCCW from Pacific Century Regional Developments Limited ("PCRD"). On completion of such transaction, TELEFÓNICA will acquire the aforementioned 8% of the PCCW shares. Completion is expected on or before the first half of January 2007.

TELEFÓNICA and China Network Communications Group Corporation ("CNC"), which currently owns approximately 19.94% of the issued share capital of PCCW, have entered into an agreement whereby, once TELEFÓNICA has acquired the 8% of PCCW, TELEFÓNICA and CNC would transfer their respective interests in PCCW into a special purpose vehicle ("SPV") which will hold a combined 27.94% stake in PCCW, becoming the largest individual shareholder of PCCW.

The acquisition is subject to, amongst other things, the approval of the sale to Fiorlatte of 22.65% of PCCW by minority shareholders of PCRD at a Shareholders' Meeting of PCRD which is expected to be held by the end of November 2006. The acquisition of the PCCW stake represents an investment of approximately 323 million euros by TELEFÓNICA. However, TELEFÓNICA may receive a 10% discount depending on the performance of PCCW's share price for a certain period within 10 months after completion.

TELEFÓNICA has the right, in certain circumstances, to swap its shares in PCCW for shares in China Netcom Group Corporation (Hong Kong) Limited ("CNC (HK)"), based on current market prices, consistent with previous announcements of TELEFÓNICA to increase its shareholding in CNC(HK) up to 9.9%.

In addition, TELEFÓNICA, CNC and PCCW have signed a MOU to develop a strategic alliance in relation to certain areas of business in the telecommunications and media sectors, including, amongst others, IPTV and international wholesale services.

Furthermore, CNC (HK) and TELEFÓNICA have entered into a Supplemental Agreement, in relation to the Strategic Alliance Agreement dated 14 November 2005, which entitles TELEFÓNICA to nominate two representatives as directors of CNC (HK) with its current participation of 5%. Therefore, TELEFÓNICA has the right and intends to nominate one new representative as a director of CNC (HK) in addition to its current representative on CNC (HK)'s board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 13th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors